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                                  File No. 70-

                     U.S. SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

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                                    FORM U-1


                                   DECLARATION
                                      UNDER
                 THE PUBLIC UTILITY HOLDING COMPANY ACT OF 1935

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                              COLUMBIA ENERGY GROUP
                            13880 Dulles Corner Lane
                             Herndon, VA 20171-4600

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              (Names of company or companies filing this statement
                  and addresses of principal executive offices)

                              COLUMBIA ENERGY GROUP
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                (Name of top registered holding company parent of
                          each applicant or declarant)


                           J. W. Trost, Vice President
                    COLUMBIA ENERGY GROUP SERVICE CORPORATION
                            13880 Dulles Corner Lane
                             Herndon, VA 20171-4600
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                     (Name and address of agent for service)
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        Columbia Energy Group ("Columbia"), a registered holding company under the Public Utility Holding Company Act of 1935 (the "Act"), hereby submits for filing this Declaration (the "Declaration") to obtain approval to solicit the proxies of the holders of common stock of Columbia.

ITEM 1.  DESCRIPTION OF PROPOSED TRANSACTION

        (a) Furnish a reasonably detailed and precise description of the proposed transaction, including a statement of the reasons why it is desired to consummate the transaction and the anticipated effect thereof. If the transaction is part of a general program, describe the program and its relation to the proposed transaction.

               Columbia and NiSource Inc. ("NiSource"), an Indiana corporation and exempt holding company have entered into an Agreement and Plan of Merger among Columbia, NiSource, New NiSource, Parent Acquisition Corp., an Indiana corporation and wholly-owned subsidiary of New NiSource ("Parent Acquisition"), Company Acquisition Corp., a Delaware corporation and wholly-owned subsidiary of New NiSource ("Company Acquisition"), and NiSource Finance Corp., an Indiana corporation, dated as of February 27, 2000, as amended and restated as of March 31, 2000 (the "Merger Agreement"). The Merger Agreement provides that upon receipt of all approvals, including shareholder approvals, Parent Acquisition will merge into NiSource, and Company Acquisition will merge into Columbia. Except as described in the following paragraph, NiSource and Columbia will be the surviving corporations in those mergers and will become wholly-owned by New NiSource. Immediately after these mergers, NiSource will merge into New NiSource. New NiSource will then change its name to "NiSource Inc." and serve as a holding company for Columbia and the current subsidiaries of NiSource (the "Merger Structure").

        In the alternative, if the NiSource shareholders do not approve the Merger Agreement, then the merger between NiSource and a wholly-owned subsidiary of New NiSource will not occur. Instead, Columbia will become a wholly-owned subsidiary of NiSource, rather than of New NiSource, and Columbia's shareholders will receive different consideration than under the Merger Structure (the "Alternative Merger Structure"). The proposed business combination, whether it proceeds under the Merger Structure or the Alternative Merger Structure, is referred to herein as the "Transaction."

        The Transaction is further described in the Application-Declaration on Form U-1 filed by NiSource on April 14, 2000 (Sec File No. 70-9551) requesting authority to consummate the merger and related transactions.

        Columbia and NiSource will each convene a meeting of their shareholders for the purpose of obtaining required shareholder approvals relating to the Transaction. Each company will seek to obtain approval of the Transaction by the affirmative vote of the holders of a majority of its outstanding shares of common stock. A copy of the preliminary proxy materials, including the solicitation letters to the shareholders of Columbia and NiSource and the proxy statement/prospectus, are included as Exhibit A


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and incorporated herein by reference. Copies of the preliminary proxy materials were filed with the Commission's Division of Corporation Finance on April 3, 2000.

        Columbia and NiSource currently intend to mail definitive proxy materials to their shareholders at least 30 days prior to the special shareholder meetings that will be held in connection with the Transaction. The special meetings are tentatively scheduled for the first week in June, 2000. Accordingly, Columbia respectfully requests that the Commission grant it authority to provide its shareholders with the proxy solicitation materials in their final form (the "Solicitation").

ITEM 2.  FEES, COMMISSIONS AND EXPENSES

        (a) State (1) the fees, commissions and expenses paid or incurred, or to be paid or incurred, directly or indirectly, in connection with the proposed transaction by the applicant or declarant or any associate company thereof, and
(2) if the proposed transaction involves the sale of securities at competitive bidding, the fees and expenses to be paid to counsel selected by applicant or declarant to act for the successful bidder.

        Columbia estimates that the total amount of fees and expenses for counsel, proxy solicitation services, printing and miscellaneous and incidental expenses payable in connection with the Solicitation will not exceed $1,550,000.

        (b) If any person to whom fees or commissions have been or are to be paid in connection with the proposed transaction is an associate company or an affiliate of the applicant or declarant, or is an affiliate of an associate company, set forth the facts with respect thereto.

        Legal services in connection with the subject application-declaration have been rendered by the Columbia Energy Group Service Corporation at cost.

ITEM 3.  APPLICABLE STATUTORY PROVISIONS

        (a) State the section of the Act and the rules thereunder believed to be applicable to the proposed transaction. If any section or rule would be applicable in the absence of a specific exemption, state the basis of exemption.

        Section 12(e) of the Act provides that any solicitation of any proxy regarding any security of a registered holding company shall be unlawful if made in contravention of such rules as may be promulgated by the Commission. Rule 62 under the Act, provides that no such solicitation shall be made except pursuant to a Declaration with respect to


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such solicitation which has become effective. This Declaration is being filed by
Columbia with respect to the proposed Solicitation in accordance with Rule 62.

        (b) If an applicant is not a registered holding company or a subsidiary thereof, state the name of each public utility company of which it is an affiliate, or of which it will become an affiliate as a result of the proposed transaction, and the reasons why it is or will become such an affiliate.

        Not applicable.

ITEM 4.  REGULATORY APPROVAL

        (a) State the nature and extent of the jurisdiction of any State commission or any Federal commission (other than the U. S. Securities and Exchange Commission) over the proposed transaction.

        The Solicitation is not subject to the jurisdiction of any State commission or of any federal commission other than this Commission.

        (b) Describe the action taken or proposed to be taken before any commission named in answer to paragraph (a) of this item in connection with the proposed transaction.

        Not applicable.

ITEM 5.  PROCEDURE

        (a) State the date when Commission action is requested. If the date is less than 40 days from the date of the original filing, set forth the reasons for acceleration.

        It is requested that the Commission issue and publish not later than April 21, 2000, a notice with respect to the filing of this Declaration and, concurrently therewith, that the Commission enter an appropriate order granting and permitting this Declaration to become effective. Acceleration of the date of Commission action is appropriate and necessary to accommodate the special shareholder meetings scheduled for the first week of June, 2000.

        (b) State (i) whether there should be a recommended decision by a hearing officer, (ii) whether there should be a recommended decision by any other responsible officer of the Commission, (iii) whether the Division of Investment Management may assist in the preparation of the Commission's decision, and (iv) whether there should be a 30-day waiting period between the issuance of the Commission's order and the date on which it is to become effective.


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        Columbia hereby (i) waives a recommended decision by a hearing officer,
(ii) waives a recommended decision by any other responsible officer or the Commission, (iii) consents that the Division of Investment Management may assist in the preparation of the Commission's decision, and (iv) waives a 30-day waiting period between the issuance of the Commission's order and the date on which it is to become effective.

ITEM 6.  EXHIBITS AND FINANCIAL STATEMENTS

        (a) Exhibits

         A Proxy Materials of Columbia and NiSource (incorporated by reference to Form S-4, Proxy Statement/Prospectus of NiSource Inc. and New NiSource Inc. SEC File No. 333- 33896).

         B      Opinion of Counsel

         C      Proposed Notice

        (b)     Financial Statements

        Not Applicable.

ITEM 7.  INFORMATION AS TO ENVIRONMENTAL EFFECTS

        (a) Describe briefly the environmental effects of the proposed transaction in terms of the standards set forth in Section 102(2)(C) of the National Environmental Policy Act [42 U.S.C. 4232(2)(C)]. If the response to this term is a negative statement as to the applicability of Section 102(2)(C) in connection with the proposed transaction, also briefly state the reasons for that response.

        The proposed transactions subject to the jurisdiction of this Commission have no environmental impact in and of themselves.

        (b) State whether any other federal agency has prepared or is preparing an environmental impact statement ("EIS") with respect to the proposed transaction. If any other federal agency has prepared or is preparing an EIS, state which agency or agencies and indicate the status of that EIS preparation.

        No federal agency has prepared or, to Columbia's knowledge, is preparing an EIS with respect to the proposed transaction.



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                                    SIGNATURE

        Pursuant to the requirements of the Public Utility Holding Company Act of 1935, the undersigned companies have duly caused this Declaration to be signed on their behalf by the undersigned thereunto duly authorized.


                                    COLUMBIA ENERGY GROUP

DATE: April 17, 2000         by: //s//M. W. O'Donnell
                             _______________________________________
                             M. W. O'Donnell, Senior Vice President
                             & Chief Financial Officer


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